UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

EVER-GLORY INTERNATIONAL GROUP, INC.
________________________________________________________
(Name of Issuer)

Common Stock, $0.0001 Par Value
____________________________________
(Title of Class of Securities)

299766204
___________________________
(CUSIP Number)

Edgar D. Park, Esq.
Richardson & Patel LLP
10900 Wilshire Boulevard, Suite 500
Los Angeles, California 90024
(310) 208-1182
___________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 6, 2007
____________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be ‘filed’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

PERSON 1

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Ever-Glory Enterprises (H.K.) Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,315,406
OWNED BY
EACH	8	SHARED VOTING POWER
REPORTING
PERSON WITH		--

	9	SOLE DISPOSITIVE POWER

		3,315,406

	10	SHARED DISPOSITIVE POWER

		--

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,315,406

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

29.1%

14	TYPE OF REPORTING PERSON

OO

PERSON 2

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Xiaodong Yan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China

NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,694,646 (1)
OWNED BY
EACH	8	SHARED VOTING POWER
REPORTING
PERSON WITH		--

	9	SOLE DISPOSITIVE POWER

		3,694,646 (1)

	10	SHARED DISPOSITIVE POWER

		--

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,694,646 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.5%

14	TYPE OF REPORTING PERSON

IN

(1)	Mr. Yan is deemed to be the “beneficial owner” of 3,315,406 shares held by Ever-Glory Enterprises (H.K.) Ltd. in accordance with Rule 13d-3(b) of the Securities Exchange Act of 1934.

SCHEDULE 13D

This Amendment No. 1 to Schedule 13D restates in its entirety the Schedule 13D (the “Schedule 13D”) previously filed by Xiaodong Yan on September 17, 2007 relating to the common stock, par value $0.0001 per share (the “Common Stock”) of Ever-Glory International Group, Inc. (the “Company”). The number of shares beneficially owned and the percent in Line 13 as reflected on the Cover Pages with respect to each Reporting Person are as of January 17, 2008, which takes into account the Company’s 10-to-1 reverse stock split effected November 20, 2007 (the “Reverse Split”). On the date of the original filing of the Schedule 13D, the Reporting Persons each beneficially owned 33,910,256 shares of the Company’s Common Stock.

Item 1.	Security and Issuer.

This Schedule 13D (“Statement”) relates to the common stock, par value $0.0001 per share, of Ever-Glory International Group, Inc. (the “Issuer”).  The principal executive office of the Issuer is located at 100 North Barranca Avenue, #810, West Covina, California 91791.

Item 2.	Identity and Background.

This Schedule 13D is being filed on behalf of Ever-Glory Enterprises (H.K.) Ltd., a British Virgin Islands company (“Ever-Glory HK”), and Yan Xiaodong, the director of Ever-Glory HK and a citizen of the People’s Republic of China (“PRC”), on behalf of himself. The persons named in this paragraph are sometimes referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.

The address for the Reporting Persons is 100 North Barranca Avenue, #810, West Covina, California 91791.

During the past five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds and Other Consideration.

The event that required this statement to originally be filed on September 17, 2007, which was prior to the Reverse Split, was that 33,910,256 shares of common stock were acquired by Ever-Glory Enterprises (HK) Ltd., a British Virgin Islands company (“EGLY HK”) in exchange for the EGLY HK’s ownership interests of (i) Nanjing Catch-Luck Garments Co., Ltd. (“Catch-Luck”), a PRC limited liability company and wholly owned subsidiary of EGLY HK, pursuant to a Agreement for the Purchase and Sale of Stock dated June 26, 2006 as amended on August 31, 2006 (the “Catch-Luck Agreement”) by and among the Company, Perfect Dream, Ltd., Catch Luck and EGLY HK and (ii) Nanjing New-Tailun Garments Co. Ltd. (“New Tailun”), a PRC limited liability company and wholly-owned subsidiary of EGLY HK pursuant to an Agreement for the Purchase and Sale of Stock dated December 30, 2006 (the “New Tailun Agreement”) by and among the Company, Perfect Dream, Ltd., New Tailun and EGLY HK.  All of the issued and outstanding shares of common stock of Catch-Luck and New Tailun were exchanged for 33,910,256 shares of the Issuer’s common stock and other consideration pursuant to the Catch-Luck Agreement and the New Tailun Agreement.  Mr. Yan is the sole shareholder, officer and director of EGLY HK therefore has indirect beneficial ownership of the 33,910,256 shares of common stock of the Issuer issued to EGLY HK pursuant to the Catch-Luck Agreement and the New Tailun Agreement.

Item 4.	Purpose of Transaction.

The purpose of the acquisition of the shares of common stock of the Issuer is disclosed in Item 3 above, which response is incorporated by reference into this Item 4.

Item 5.	Interest in Securities of the Company.

(a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person named in Item 2 may be found in rows 11 and 13 of the Cover Pages relating to each of the Reporting Persons, which hereby is incorporated by reference. Applicable percentages are based upon 53,889,897 shares of common stock outstanding as of September 11, 2007.

(b) The powers that the Reporting Persons identified in the preceding paragraph have relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Pages relating to each of the Reporting Persons, which hereby is incorporated by reference.

(c) Not applicable.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1—Agreement for the Purchase and Sale of Stock dated June 26, 2006 (incorporated by reference to Exhibit 2.1 of current report on Form 8-K filed on June 29, 2006).

[The remainder of this page is left blank intentionally.]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 17, 2008	/s/ Xiaodong Yan
______________________________________________
Ever-Glory Enterprises (H.K.) Ltd.
By: Xiaodong Yan, Director

/s/ Xiaodong Yan
______________________________________________
Xiaodong Yan, an individual

EXHIBIT A

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement of Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated: January 17, 2008

EVER-GLORY ENTERPRISES (H.K.) LTD.

By:	/s/ Xiaodong Yan
Xiaodong Yan, Director

/s/ Xiaodong Yan
Xiaodong Yan, an individual